EXHIBIT 4.4

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.001 per share (the “Common Stock”) of RTI Surgical Holdings, Inc. (“RTI” or the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.

Description of Common Stock

The following description of the terms of our Common Stock is not complete and is qualified in its entirety by reference to RTI’s Amended and Restated Certificate of Incorporation (the “Articles”), Amended and Restated Bylaws (the “Bylaws”) and applicable Delaware law.

Authorized Capital Stock

The authorized capital stock of RTI consists of 150,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of May 19, 2020, we had 74,564,450 shares of Common Stock and 50,000 shares of Preferred Stock currently outstanding.

Common Stock

Fully Paid and Nonassessable

All of the outstanding shares of the Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are not entitled to cumulate votes for the election of directors.

Dividends

Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the members of the board of directors of RTI (the “Board”) out of funds legally available therefor.

Certain Anti-Takeover Effects

General

Provisions of RTI’s Articles and Bylaws are intended to enhance continuity and stability in our Board and in our policies, but may have the effect of delaying or preventing a change in control or making it more difficult to remove incumbent management, even if such transactions could be beneficial to the interests of shareholders. A summary description of these provisions follows:

Authority to Issue Preferred Stock

Our Board may issue, without stockholder approval, up to 5,000,000 shares of Preferred Stock, and fix the rights and preferences thereof, without a further vote of the stockholders, which may prevent a takeover.

Other Provisions of Our Articles and Bylaws

The Bylaws contain advance notice requirements by stockholders for director nominations and other actions to be taken at annual meetings. The Articles and Bylaws also grant our Board the power to adopt, amend or repeal the Bylaws. These provisions of the Articles and the Bylaws could discourage potential acquisition proposals and could delay or prevent a change of control of the Company. In addition, certain of our officers and managers have employment agreements containing certain provisions that call for substantial payments to be made to such employees in certain circumstances upon a change in control.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce RTI’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Transfer Agent

The transfer agent for the Common Stock is Broadridge Financial Solutions, Inc.

Exchange Listing

The Common Stock is listed on Nasdaq under the trading symbol “RTIX.”